FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the           26th October, 2003

                     Indo-Pacific Energy Ltd.
(Translation of registrant's name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      X       Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      X       No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indo-Pacific Energy Ltd .
(Registrant)

Date:	26 th October 2003	/s/ David Bennett
(Signature)

David Bennett
(Name)

Director
(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Indo-Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about October 26, 2003

Item 3. Press Release

October 26, 2003 Wellington, New Zealand

Item 4. Summary of Material Change

Progress report on Bluff-1, Tuihu-1A and Cheal-1 Operations

Wellington, New Zealand – October 25, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) advises that the Bluff-1 exploration well, in onshore Taranaki permit PEP 38746 (INDOF 25%), is being plugged and abandoned.

The Cheal-1 extended production test ( INDOF 33.5% + royalty) is continuing, on a series of choke sizes.

Item 5. Full Description of Material Change

Progress report on Bluff-1, Tuihu-1A and Cheal-1 Operations

Wellington, New Zealand – October 25, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) advises that the Bluff-1 exploration well, in onshore Taranaki permit PEP 38746 (INDOF 25%), is being plugged and abandoned.

Bluff-1 was drilled to 1459m (4787 feet), and electric log evaluation indicated there were no significant hydrocarbons present in the well. Drilling operations were trouble free and the well is under budget target.

The Tuihu-1A well in PEP 38718 ( INDOF 10%) is presently preparing to run electric logs at 4845m (15,896 feet). A decision as to whether or not to deepen the well will be made upon evaluation of these logs.

The Cheal-1 extended production test ( INDOF 33.5% + royalty) is continuing, on a series of choke sizes. The well is presently flowing at a rate of approximately 1 ½ million cubic foot per day of gas and a presently unmetered rate of oil, constrained by a 28/64” choke. The first oil consignment is now being sent by road tanker to Swift Energy’s Waihapa production station, some 4 miles (6 km) from the Cheal site. The test is planned to continue for a further 10 days. CEO Dave Bennett commented “we are pleased with how the tests are proceeding, and will release further details after they are completed”.

The objective of the production tests is to confirm the presence of reserves sufficient to justify construction of a gas export pipeline. Several market options exist for the gas. Photographs taken at the commencement of this test will be available on the Company’s website.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

October 26, 2003 “David J Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Update Progress report on Bluff-1, Tuihu-1A and Cheal-1 Operations

Wellington, New Zealand – October 25, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) advises that the Bluff-1 exploration well, in onshore Taranaki permit PEP 38746 (INDOF 25%), is being plugged and abandoned.

Bluff-1 was drilled to 1459m (4787 feet), and electric log evaluation indicated there were no significant hydrocarbons present in the well. Drilling operations were trouble free and the well is under budget target.

The Tuihu-1A well in PEP 38718 ( INDOF 10%) is presently preparing to run electric logs at 4845m (15,896 feet). A decision as to whether or not to deepen the well will be made upon evaluation of these logs.

The Cheal-1 extended production test ( INDOF 33.5% + royalty) is continuing, on a series of choke sizes. The well is presently flowing at a rate of approximately 1 ½ million cubic foot per day of gas and a presently unmetered rate of oil, constrained by a 28/64” choke. The first oil consignment is now being sent by road tanker to Swift Energy’s Waihapa production station, some 4 miles (6 km) from the Cheal site. The test is planned to continue for a further 10 days. CEO Dave Bennett commented “we are pleased with how the tests are proceeding, and will release further details after they are completed”.

The objective of the production tests is to confirm the presence of reserves sufficient to justify construction of a gas export pipeline. Several market options exist for the gas. Photographs taken at the commencement of this test will be available on the Company’s website.

CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1800 3043631 or +64 4 476 2529

Web site: http://www.indopacific.com Email: ir@indopacific.co.nz

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.